DENTONIA RESOURCES LTD

TSX-V : DTA

Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

April 18, 2007

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

SUPPL

RECEIVED
2007 APR 26 A 10:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs/Mesdames:

Re: News Release dated April 18, 2007

Enclosed is a copy of our News Release dated April 18, 2007 for your records.

Please call our office if you have any questions.

07022959

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

PROCESSED
MAY 02 2007
THOMSON FINANCIAL

Enclosure

dw 4/27

DENTONIA RESOURCES LTD

TSX-V : DTA

P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

April 18, 2007 For Immediate Release

LARGE DIAMETER REVERSE CIRCULATION (LDRC) DRILLING CONTINUES AT THE DO27

Dentonia Resources Ltd. ("Dentonia") has been advised by Peregrine Diamonds Ltd. ("Peregrine"), the operator of the WO Diamond Project, that to date approximately 2,260 wet tonnes of kimberlite have been recovered from the 9 hectare plus DO27 pipe. This recovery compares well with the 566 wet tonnes recovered during the 2006 program, and 166 wet tonnes from the 2005 program, or in total for the three phases, 2,992 tonnes. To quote:

> "On ice LDRC bulk sample drilling operations are on-going and will continue as long as cold weather and lake ice competency allow.
>
> Since December 6, 2006, a total of 25 LDRC holes, totalling 4,849 meters, and 9 core holes, totalling 2,094 meters, have been completed to date. A total of 1,505 bags of kimberlite have been filled, security sealed and sent to BHP Billiton's Ekati™ Diamond Mine for storage and processing at their sample processing facility later this year.
>
> As the LDRC rig primarily responsible for setting casing (rig 440) has completed all the casing sets, it has been demobilized to Ekati™ for further transportation to Yellowknife via Hercules aircraft. A second LDRC rig will be driven to Ekati™ prior to the closure of the ice road from DO-27 to Ekati™. The third LDRC rig is currently scheduled to remain on-site at DO-27.
>
> More detailed information regarding the 2007 sample, the timing for the kimberlite processing at Ekati™, and the core drilling plans for this summer and fall, will be released at the conclusion of this bulk sampling season."

To confirm, at DHK's meeting on Tuesday, April ~~27~~ 17, 2007, Dentonia and Kettle River Resources Ltd. agreed to make the cash call of $827,301.30, equally, due on May 2, 2007

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President